Exhibit (a)(5)(E)

Filed
10 May 11 A11:37
Amalia Rodriguez-Mendoza
District Clerk
Travis District
D-1-GN-10-001493

NO. D-1-GN-10-001493

IRVING M. PINKUS C/F GABRIEL P.	§	IN THE DISTRICT COURT OF
PINKUS UTMA/IN, Individually and On	§
Behalf of All Others Similarly Situated,	§
§
Plaintiff,	§
§
v.	§
	§	TRAVIS COUNTY, TEXAS
HEALTHTRONICS, INC., R. STEVEN	§
HICKS, DONNY R. JACKSON, TIMOTHY J.	§
LINDGREN, KENNETH S. SHIFRIN, ARGIL	§
J. WHEELOCK, JAMES S. B.	§
WHITTENBURG, ENDO	§
PHARMACEUTICALS HOLDINGS INC., and	§
HT ACQUISITION CORP.,	§
§
Defendants.	§	98 JUDICIAL DISTRICT

CLASS ACTION PETITION FOR BREACH OF FIDUCIARY DUTY

AND INJUNCTIVE RELIEF

NOW COMES plaintiff, on behalf of himself and all others similarly situated for his Petition for Breach of Fiduciary Duty and Injunctive Relief and in support hereof would show the Court as follows:

DISCOVERY CONTROL DESIGNATION

1. Pursuant to Rules 190.1 and 190.4 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.

INTRODUCTION

2. This is a class action on behalf of the public shareholders of HealthTronics, Inc. (“HealthTronics” or the “Company”) against HealthTronics and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin the proposed acquisition of HealthTronics by

Endo Pharmaceuticals Holdings, Inc. and its wholly-owned subsidiary, HT Acquisition Corp. (collectively, “Endo”). On or about May 5, 2010, the Board announced that it had caused HealthTronics to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by Endo in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-step merger with a net transaction value approximately $223 million (the “Proposed Transaction”). The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or else be cashed out in the anticipated follow-on acquisition.

3. This Tender Offer and Proposed Transaction are particularly troubling in light of the fact that the Company’s President and Chief Executive Officer (“CEO”), defendant James S.B. Whittenburg, and certain other key HealthTronics executives have entered into new employment agreements, to be effective upon closing of the offer, providing for their continued employment with the combined company following the Proposed Transaction.

4. In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to the plaintiff and the Class (defined herein). Furthermore, Endo and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

JURISDICTION AND VENUE

5. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Texas so as to render the exercise of jurisdiction by the Texas courts permissible under traditional notions of fair play and substantial justice. Furthermore, HealthTronics conducts business in Texas and has its principal place of business at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717.

6. Venue is proper in this Court because one or more of the defendants either resides or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein in violation of fiduciary duties owed to HealthTronics shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

7. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of HealthTronics common stock.

8. Defendant HealthTronics is a Georgia corporation and maintains its principal executive offices at 9825 Spectrum Drive, Building 3, Austin, Texas, 78717. HealthTronics provides healthcare services, and manufactures medical devices primarily for the urology community in the United States. The Company’s common stock trades on the Nasdaq stock exchange under the ticker “HTRN.” As of February 28, 2010 there were 45,587,235 shares of HealthTronics common stock outstanding.

9. Defendant R. Steven Hicks (“Hicks”) has been a HealthTronics director since November 2004 and became the Company’s Non-Executive Chairman in March 2006. According the Company’s Annual Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form DEF 14A on March 29, 2010 (the “2010 Proxy”), Hicks became a HealthTronics director following the merger of HealthTronics and Prime Medical Services Inc. (“Prime Medical”). In addition, according to the 2010 Proxy, Hicks is a member of the Company’s Compensation Committee, the Executive Committee, and the Nominating and Corporate Governance Committee.

10. Defendant Donny R. Jackson (“Jackson”) has been a HealthTronics director since January 2003. According to the 2010 Proxy, Jackson is chair of the Company’s Audit Committee and is a member of the Compensation Committee and the Executive Committee.

11. Defendant Timothy J. Lindgren (“Lindgren”) has been a HealthTronics director since January 2003. According to the 2010 Proxy, Lindgren is chair of the Company’s Compensation Committee and the Nominating and Corporate Governance Committee, and is a member of the Audit Committee.

12. Defendant Kenneth S. Shifrin (“Shifrin”) has been a HealthTronics director since November 2004. According to the 2010 Proxy, Shifrin became a HealthTronics director following the merger of HealthTronics and Prime Medical. In addition, Shifrin is chair of the Company’s Executive Committee, and is a member of the Company’s Audit Committee and the Nominating and Corporate Governance Committee.

13. Defendant Argil J. Wheelock (“Wheelock”) has been a HealthTronics director since 1996. According to the 2010 Proxy, Wheelock served as our Chairman and Chief Executive Officer from July 1996 until the closing of the Prime-HealthTronics merger in November 2004 when he became the Company’s Nonexecutive Chairman. In October 2005, Wheelock was appointed as Executive Chairman and he resigned this position in March 2006 and continues to serve as a member of our Board of Directors. Wheelock also serves as HealthTronics’ Chief Medical Advisor.

14. Defendant James S.B. Whittenburg (“Whittenburg”) has been a HealthTronics director since August 2007 when he was also appointed the Company’s President and CEO.

According to the 2010 Proxy, Whittenburg served as President of the Company’s Urology Division, and he was the HealthTronics acting President and CEO from May 2007 until August 2007. He also served as President of the Specialty Vehicle Manufacturing Division from December 2005 until its sale in July 2006 and was the Company’s General Counsel and Senior Vice President –Development from March 2004 until June 2006. Previously Whittenburg practiced law at Akin Gump Strauss Hauer & Feld LLP, where he specialized in corporate and securities law and he is also a CPA.

15. Defendant Endo Pharmaceuticals Holdings Inc. is a Delaware corporation and maintains its principal executive offices at 100 Endo Boulevard, Chadds Ford, Pennsylvania, 19317. Endo Pharmaceuticals Holdings Inc., through its subsidiary, Endo Pharmaceuticals Inc., engages in the research, development, manufacture, marketing, and sale of branded and generic prescription pharmaceuticals in the United States.

16. Defendant HT Acquisition Corp. is a Georgia corporation and is a wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc. that was created for the sole purpose of effecting the Proposed Transaction.

17. The defendants identified in ¶¶ 9-14 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of HealthTronics, and owe plaintiff and HealthTronics’ other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

18. Each of the Individual Defendants at all times had the power to control and direct HealthTronics to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all HealthTronics shareholders.

19. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

20. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

21. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

22. The Individual Defendants, as a result of their positions at HealthTronics, have received and continue to receive substantial financial benefits. The Individual Defendants have engaged in and/or aided and abetted and/or acquiesced in the wrongful actions complained of herein and resolved all conflicts of interest in favor of themselves to protect and preserve their positions with HealthTronics and the financial benefits that flow therefrom.

23. Plaintiff brings this action, pursuant to Texas Rules of Civil Procedure 42, on his own behalf and as a class action on behalf of all holders of HealthTronics stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of February 28, 2010, there were 45,587,235 shares of HealthTronics common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.

26. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

30. On March 4, 2010, HealthTronics issued a press release wherein it announced its fourth quarter 2009 financial results and its 2010 guidance. Therein, the Company reported revenue from continuing operations for the fourth quarter of 2009 totaled $50.3 million, up from $44.6 million in the fourth quarter of 2008 and the Company’s Adjusted EBITDA from continuing operations for the fourth quarter of 2009 was $8.5 million, which compares to $5.8 million in the fourth quarter of 2008. In addition, the Company disclosed revenue from continuing operations for the year ended December 31, 2009 totaled $185.3 million as compared to $165.9 million for the year ended December 31, 2008 and the Company’s Adjusted EBITDA from continuing operations for 2009 was $26.6 million compared to $22.0 million in 2008. In fact, defendant Whittenburg was quite pleased HealthTronics progress. He commented:

Our Fourth Quarter and Year-End results mark excellent progress in our ability to successfully leverage our platform of unique relationships with over 2,500 urologists nationally. We continue to gain greater traction in our mission to improve both patient care and physician practice economics through delivering exceptional products and services in urology. In 2006, roughly three-fourths of our urology revenue derived from lithotripsy. Since that time we have aggressively expanded our scope of products and services, which now include uropathology, radiation therapy for prostate and other cancers, cryotherapy for prostate, renal and other cancers, laser treatment for benign prostate enlargement, and a robust devices, maintenance and consumables business.

[Emphasis added].

31. The Company’s 2010 guidance discussed in that same press release reflects continued reinvestment into growth initiatives that help position the Company for meaningful organic growth in 2011 and beyond. Defendant Whittenburg, again, commented:

As we move forward in 2010 and beyond, we believe, more than ever, that we possess a rare combination of strong urologist relationships, national scope and scale, and demonstrated ability to creatively identify new products and services that foster growth. We will strive to build on our current momentum to create additional value through organic growth and a disciplined approach to strategic acquisitions.

[Emphasis added].

32. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, HealthTronics has willingly entered into the Proposed Transaction to the detriment of its shareholders. On May 5, 2010, HealthTronics issued a press release wherein it announced the Proposed Transaction. Specifically, Endo will commence an all cash tender offer to acquire all of the outstanding shares of HealthTronics common stock for approximately $223 million or $4.85 per share in cash plus the assumption of debt. The Proposed Transaction has been approved by the boards of directors of both companies. The Tender Offer is expected to commence within 10 business days of May 5, 2010 and to remain open until July 1,2010, subject to extension under certain circumstances.

33. The consummation of the Tender Offer is conditioned on the tender of a majority of outstanding HealthTronics shares on a fully diluted basis and other customary closing conditions and is not subject to a financing condition. Following completion of the Tender

Offer, Endo will merge into HealthTronics and the HealthTronics shares not acquired in the Tender Offer will convert into the right to receive the same consideration as paid in the Tender Offer.

34. Moreover, to the detriment of HealthTronics’ shareholders, the Merger Agreement’s terms substantially favor Endo and are calculated to unreasonably dissuade potential suitors from making competing offers.

35. For example, the Individual Defendants have agreed to a “No Solicitation” provision in Section 6.5 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of HealthTronics’ shareholders. Section 6.5(a) of the Merger Agreement states, in relevant part:

(a) The Company shall not, nor shall it authorize or permit any of the Company Entities or its or their Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or access to the properties, books or records of the Company or any Company Entity in connection with, or otherwise cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. The Company shall, and shall cause the Company Entities and its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the Company Board in good faith determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or would reasonably be expected to lead to, a Superior Proposal, and which Company Takeover Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 6.5(a), the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law, and subject to compliance with this Section 6.5(a) and Section 6.5(c) and after giving Parent written notice of such determination, (x) furnish information with respect to the Company and the Company Entities to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which agreement shall include a customary “standstill” or similar covenant) not less restrictive of such Person than the Confidentiality Agreement and containing provisions allowing necessary disclosures to Parent pursuant to Section 6.5(c) hereof; provided that (1) all such information has previously been provided to Parent or is provided to Parent prior to the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for the Company to comply with the terms of this Agreement, including Section 6.5(b) and Section 6.5(c), and (y) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.5(a) by any Representative or Affiliate of the Company or any Company Entity shall be deemed to be a breach of this Section 6.5(a) by the Company.

[Emphasis added].

36. Furthermore, Section 6.5 of the Merger Agreement also gives Endo the opportunity to counter any potential “Superior Proposal” that is made to the Company. Section 6.5(b) states, in relevant part:

(b) Neither the Company Board nor any committee thereof shall, (i)(A) withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement or the Transactions or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company or any Company Entity to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 6.5(a) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, at any time prior to the Offer Closing Date, the Company Board may make a Company Adverse Recommendation Change if and only if the Company has received a Company Takeover Proposal that constitutes a Superior Proposal and a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such action in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that prior to making any Company Adverse Recommendation Change, the Company shall (X) deliver written notice to Parent advising Parent that the Company Board intends to make a Company Adverse Recommendation Change (a “Company Notice of Adverse Recommendation”), including the terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board, (Y) during the five (5) calendar day period following delivery of the Company Notice of Adverse Recommendation to Parent (the “Notice Period”), direct its outside counsel and financial advisor to negotiate with Parent in good faith (to the extent Parent elects to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal and (Z) determine after expiration of the Notice Period, upon consideration of the results of such negotiations and giving effect to the proposals made by Parent, if any, that such Superior Proposal continues to constitute a Superior Proposal; provided, further, that, (1) if during the Notice Period any amendments or modifications are made to the Superior Proposal and the Company Board in its good faith judgment determines (after consultation with its outside counsel and financial advisor) that such revisions are material (it being understood that any change in the purchase price or form of consideration in such Superior Proposal shall be deemed a material revision), the Company shall deliver a new Company Notice of Adverse Recommendation to Parent and shall comply with the requirements of this Section 6.5(b) with respect to such new Company Notice of Adverse Recommendation.

[Emphasis added].

37. In addition, Section 6.5 of the Merger Agreement goes on to state that HealthTronics must notify Endo of any proposals, offers, or any overtures of interest from other potential suitors and it must provide the identity of those potential suitors. Section 6.5(c) of the Merger Agreement states, in relevant part:

(c) In addition to the obligations of the Company set forth in Section 6.5(a) and Section 6.5(b), (i) the Company shall promptly advise Parent orally and in writing (and in any case within 24 hours) of any Company Takeover Proposal or any inquiry that would reasonably be expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry and (ii) the Company shall (A) keep Parent fully and promptly informed of the status and material details (including any change to any material term thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any Company Entity from any Person that describes any of the terms or conditions of any Company Takeover Proposal or inquiry. In addition, during the period from the date of this Agreement through the Offer Closing, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any Company Entity is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

38. Section 1.4 of the Merger Agreement grants Endo an irrevocable option (the “Top-Up Option”). Section 1.4(a) states:

(a) The Company grants to Merger Sub an irrevocable option, exercisable once upon the terms and subject to the conditions set forth herein, for so long as this Agreement has not been terminated pursuant to ARTICLE VIII (the “Top-Up Option”), to purchase from the Company up to the number of authorized and unissued shares of Company Common Stock (including as authorized and unissued shares, for purposes of this Section 1.4, any shares of Company Common Stock held in the treasury of the Company) equal to the number of shares that, when added to the number of shares owned by Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than the number of shares (the “Requisite Short-Form Merger Shares”) entitled to cast 90% of all the votes entitled to be cast by the holders of the Company Common Stock on the Merger after the issuance of all shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis or, as may be elected by Parent, on a primary basis as of immediately prior to the issuance of such shares (such shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

39. In other words, even if Endo acquires just 50.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiff and members of the putative

Class. The coercive effect of the Top-Up Option is patently obvious. Unless Endo gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.

40. Further locking control of the Company up in favor of Endo is Section 8.2 of the Merger Agreement which contains a “Termination Fee” of $8 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

41. As if the actions described in the preceding paragraphs were not enough, as an inducement to enter into the Merger Agreement, and in consideration thereof, Whittenburg and certain of the Company’s executives have entered into shareholder tender agreements with Endo wherein each of them has irrevocably agreed to tender the shares of HealthTronics common stock beneficially owned by them in the Tender Offer. Furthermore, Whittenburg and the same HealthTronics executives have entered into new employment agreements, to be effective upon closing of the Tender Offer, providing for their continued employment with the combined company following the Proposed Transaction.

42. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than Endo for the Company from taking their bids directly to the Company’s owners – its shareholders – and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

43. The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of HealthTronics is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

44. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

45. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their HealthTronics common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

46. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

47. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of HealthTronics’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance HealthTronics’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of HealthTronics’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of HealthTronics; and

(f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

48. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

49. As alleged herein, defendants have initiated a process to sell HealthTronics that undervalues the Company and vests them with benefits that are not shared equally by HealthTronics’ public shareholders – a clear effort to take advantage of the temporary depression in HealthTronics’ stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of HealthTronics at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of HealthTronics’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

50. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

51. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against

HealthTronics and Endo)

52. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

53. Defendants HealthTronics and Endo knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, HealthTronics provided, and Endo obtained, sensitive non-public information concerning HealthTronics’ operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

54. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their HealthTronics shares.

55. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: May 11, 2010.

Respectfully submitted,

/s/ Thomas E. Bilek
Thomas E. Bilek State Bar No. 02313525 THE BILEK LAW FIRM, L.L.P. 808 Travis, Suite 802 Houston, Texas 77002 (713) 227-7720 FAX (713) 227-9404

LOCAL COUNSEL FOR PLAINTIFF

OF COUNSEL:

RIGRODSKY & LONG, P.A.

Seth D. Rigrodsky

Brian D. Long

Timothy J. MacFall

919 North Market Street, Suite 980

Wilmington, DE 19801

Tel.: (302) 295-5310

Fax: (302) 654-7530

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